State of Louisiana
Department of Economic Development

October 3, 2006
Mr. Matthew Sarad, CEO
10933 Trade Center Drive, Suite 102
Rancho Cordova, CA 95670
Re: Telomolecular Anti-Aging Science and Technology (AAST) Cluster Incubator Facility in Louisiana

Dear Matthew,
Please accept this document as a "Letter of Intent" to work with Telomolecular on its proposed project to construct a facility that will:
1) headquarter Telomolecular Corporation 2) incubate up to 20 start-up AAST companies within the State of Louisiana 3) provide incentives to AAST companies to relocate and operate in the region. Louisiana is committed to biomedical research and development and finds this project to be an exceptional opportunity.

We view Telomolecular's proposed incubator as historic. Headquartering a cluster of cutting edge companies focused on anti-aging science and technology has the potential to move Louisiana to the forefront of scientific discovery in this field within the U.S., and perhaps around the world. Anti-aging science and technology will have enormous health and economic significance.

This strategy helps shape Louisiana's image as a high-tech destination and is likely to attract certain types of promising companies to the region which might create long-term job growth opportunities.

We congratulate Telomolecular Corporation and its accomplishments in telomere research and commercialization. The State of Louisiana looks forward to assisting Telomolecular however it can to make this ambitious endeavor a reality. We look forward to working with the Telomolecular team.

Bob Fudidkar
Technology Industry Director
Louisiana Department of Economic Development

Post Office Box 94185, Baton Rouge, Louisiana 70804-9185
1051 N. 3rd St. - 70802
Phone (225) 342.3000 http://fed.lovisiana.gov
AN EQUAL OPPORTUNITY EMPLOYER